[LETTERHEAD OF WACHTELL, LIPTON, ROSEN & KATZ]

November 22, 2024

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549
Attn:
Mr. Jay Ingram
Mr. Bradley Ecker

Re:	Barnes Group Inc. Preliminary Proxy Statement on Schedule 14A Filed November 13, 2024 File No. 001-04801

Dear Mr. Ingram and Mr. Ecker:

On behalf of Barnes Group Inc.  (“Barnes” or the “Company”), and in response to the comment of the staff (the “Staff”) of the Division of Corporation Finance (the “Division”) of the U.S. Securities and Exchange Commission set forth in your letter dated November 19, 2024 (the “Comment Letter”) to the Preliminary Proxy Statement on Schedule 14A filed by the Company on November 13, 2024 (the “Proxy Statement”), we submit this letter containing the Company’s response to the Comment Letter.

For your convenience, the text of the Staff’s comment is set forth below in bold, followed by the Company’s response.  Capitalized terms not otherwise defined in this letter shall have the meanings given to them in the Proxy Statement.

Comment:

Please provide us with your analysis as to the applicability of Exchange Act Rule 13e-3 to your transaction. Your analysis should address the factors set forth in Sections 201.01 and 201.05 of the staff's Going Private Transactions, Exchange Act Rule 13e-3, and Schedule 13E-3 Compliance and Disclosure Interpretations.

Response:

After careful consideration of the applicability of Rule 13e-3 (“Rule 13e-3”) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), including, without limitation, the Division’s guidance in the Going Private Transactions, Exchange Act Rule 13e-3 and Schedule 13E-3 Compliance and Disclosure Interpretations (“C&DI”) and the Interpretative Release Relating to Going Private Transactions Under Rule 13e-3 (Release No. 34-17719, April 13, 1981) (the “Interpretative Release”), Barnes determined, and respectfully submits to the Staff, that the proposed transaction by and among Barnes, Goat Holdco, LLC, a Delaware limited liability company (“Parent”), and Goat Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Parent (“Merger Sub”) (the “Merger”), does not constitute a “Rule 13e-3 transaction” within the meaning of Rule 13e-3. Parent and Merger Sub are affiliates of funds managed by affiliates of Apollo Global Management, Inc. (“Apollo”).  Specifically, Barnes has determined that (1) none of Apollo, Parent or Merger Sub is an affiliate of Barnes, (2) Barnes’ named executive officers and other executive officers (collectively, the “Management Parties”) are not “engaged in” the transaction and are not affiliates of Apollo, Parent, or Merger Sub who exerted control or influence on the transaction process and (3) the Merger does not raise the concerns that Rule 13e-3 was intended to address because the Merger resulted from arm’s-length negotiations with Apollo and Parent, in a process led by Barnes’ board of directors (with the assistance of Barnes’ external legal and financial advisors), and is subject to approval by Barnes’ stockholders at a stockholder meeting in which the Management Parties beneficially own, collectively, less than 1% of Barnes’ outstanding voting securities.  Barnes’ analysis is more fully described below.

U.S. Securities and Exchange Commission
November 22, 2024

A “Rule 13e-3 transaction” includes (i) a “purchase of any equity security by … an affiliate of such issuer” or (ii) “a solicitation … of any proxy… [of] any equity security holder by the issuer … or by an affiliate of such issuer, in connection with: a merger … of an issuer or between an issuer (or its subsidiaries) and its affiliate,” that has a reasonable likelihood of causing the delisting of the issuer’s equity securities. Because the transaction involves the solicitation of proxies in connection with a merger that would result in a purchase of equity securities of an issuer and a delisting of such issuer’s equity securities, our Rule 13e-3 transaction analysis focuses on (a) whether Apollo, Parent or Merger Sub is an affiliate of Barnes, (b) whether the Management Parties are affiliates engaged in the transaction and (c) whether Rule 13e-3 was intended to address the type of transaction at issue, under Rule 13e-3 and the SEC’s guidance.

A.	None of Apollo, Parent or Merger Sub is an Affiliate of Barnes

Rule 13e-3(a)(1) defines an “affiliate” of an issuer as “a person that directly or indirectly through one or more intermediaries controls, is controlled by or is under common control with such issuer.” Exchange Act Rule 12b-2 defines “control” to mean “the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract, or otherwise.” It is generally understood that beneficial ownership above 10% of a class of voting securities or having a right to appoint a director to a company’s board of directors requires special scrutiny of the facts and circumstances of the relationship to determine whether or not a person is an affiliate. The determination of “control,” which is fundamental to the concept of “affiliate” as defined in Rule 13e-3, is dependent upon specific facts and circumstances.

As represented by each of Parent and Merger Sub in Section 4.10 of the Merger Agreement, as of the date of the Merger Agreement, none of Parent, Merger Sub or Apollo (i) owned, directly or indirectly, beneficially or of record, any shares of Barnes common stock or rights to acquire or vote any shares of Barnes common stock or (ii) was an “interested stockholder” of Barnes as defined in Section 203 of the DGCL.  None of Apollo, Parent or Merger Sub currently holds any Barnes equity securities.  Similarly, Parent and Parent’s affiliates (including Apollo or Merger Sub) do not have the right to appoint any member of Barnes’ board of directors or otherwise direct or cause the direction of the management and policies of Barnes.  There are no voting agreements in place with Apollo, Parent or Merger Sub with respect to Barnes’ voting securities, whether in connection with the Merger or otherwise. For the foregoing reasons, Barnes has determined that none of Apollo, Parent or Merger Sub is an “affiliate” of Barnes.

U.S. Securities and Exchange Commission
November 22, 2024

B.	The Management Parties are not “Engaged In” the Transaction

According to C&DI Section 201.05, the Staff considers the Management Parties to be affiliates of Barnes.  However, the Management Parties are not “engaged in” the transaction and are not affiliates of Apollo, Parent or Merger Sub and, therefore, are not subject to Rule 13e-3.

C&DI Section 201.01 provides that continuity of management post-transaction is an important consideration in a Rule 13e-3 transaction analysis.  Factors to consider include: “increases in consideration to be received by management, alterations in management’s executive agreements favorable to such management, the equity participation of management in the acquiror, and the representation of management on the board of the acquiror.”  In addition, C&DI Section 201.05 provides that an important element of the Rule 13e-3 analysis is whether “the issuer’s management ultimately would hold a material amount of the surviving company’s outstanding equity securities, occupy seats on the board of the company in addition to senior management positions, and otherwise be in a position to ‘control’ the surviving company within the meaning of Exchange Act Rule 12b-2 (i.e., ‘possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract, or otherwise.’).”

We respectfully submit that none of the foregoing factors is applicable to the Merger or would suggest the Management Parties are “engaged in” the transaction or are affiliates of Apollo, Parent or Merger Sub.

While it is possible that certain of the Management Parties will continue to be employed by Barnes following the closing of the Merger, there are no contractual  agreements or arrangements among any of the Management Parties, on the one hand, and Apollo, Parent or Merger Sub, or their respective affiliates, on the other hand, with respect to post-closing employment or compensation, incentive or equity arrangements for the Management Parties, including no employment agreements, offer letters or term sheets with respect to the foregoing.  Indeed, each of Parent and Merger Sub represented to Barnes, pursuant to Section 4.9 of the Merger Agreement, that, as of the date of the Merger Agreement, there were no contracts, undertakings, commitments, agreements, obligations or understandings, whether written or oral, between Parent, Merger Sub, Apollo or any of their affiliates, on the one hand, and, to the knowledge of Parent, any of the Management Parties or any director of the Company, on the other hand, relating in any way to the Company, the transactions contemplated by the Merger Agreement or the operations of Barnes following the closing of the Merger (including with respect to the voting, acquisition or disposition of the capital stock or other equity interests of Barnes, the management or control of Barnes or any employment, consulting or other arrangements).  Parent and Apollo have advised Barnes in connection with this submission that no such contracts, undertakings, commitments, agreements or obligations have been made following the signing of the Merger Agreement.

U.S. Securities and Exchange Commission
November 22, 2024

The Management Parties collectively hold beneficial ownership of less than 1% of Barnes’ common stock (the only class of outstanding voting securities of Barnes). Like all other stockholders, the Management Parties will receive $47.50 per share as cash consideration in the Merger for all of their shares of Barnes common stock.  Similarly, as described under the section of the Proxy Statement entitled “Proposal 1: Adoption of the Merger Agreement—Merger Consideration—Treatment of Barnes Equity Awards,” the Management Parties’ equity awards outstanding as of the closing of the Merger will be converted into cash consideration at the closing of the Merger, subject to the terms and conditions described in the Merger Agreement.  There are no agreements among the Management Parties, on the one hand, and Apollo, Parent or Merger Sub, or their affiliates, on the other hand, with respect to “rollover” or similar arrangements with respect to any equity securities of Barnes held by the Management Parties and none of the Management Parties currently has an equity interest in Apollo, Parent or Merger Sub.  Apollo and Parent have confirmed to Barnes in connection with this submission that there are no such agreements with respect to “rollover” or similar arrangements with respect to any equity securities of Barnes held by the Management Parties and that none of the Management Parties currently has an equity interest in Apollo, Parent or Merger Sub.

None of the Management Parties are directors, managers, employees or otherwise affiliated with Apollo, Parent or Merger Sub, and the Company does not expect that the Management Parties will occupy seats on the board of directors of Parent following the Merger (in addition to their current positions as officers of Barnes), or otherwise be in a position to control Parent or the Surviving Corporation following the Merger.  No such arrangements have been agreed with Parent, and the Merger Agreement does not provide for any such arrangements.

In sum, there is no reason to believe that the Management Parties would be in a position to “control” Parent or the Surviving Corporation within the meaning of Exchange Act Rule 12b-2, and none of the factors enumerated in C&DI Section 201.01 or C&DI Section 201.05 would suggest in this instance that the Management Parties are “engaged in” the transaction or are affiliates of Apollo, Parent or Merger Sub.

C.	The Merger Does Not Raise the Concerns that Rule 13e-3 was Intended to Address

As a general matter, Barnes believes that the Merger is not the type of transaction that Rule 13e-3 is designed to regulate, as none of Apollo, Parent or Merger Sub nor the Management Parties were on “both sides” of the transaction based on the facts and circumstances of the transaction.

It is Barnes’ understanding that the SEC adopted Rule 13e-3 to, among other things, protect unaffiliated security holders in a “going private” transaction from potential self-dealing by an issuer’s affiliate standing on both sides of the transaction.  In the SEC’s Interpretative Release, the SEC signaled its concern that an affiliate of the issuer standing on both sides of a transaction could design the transaction to accommodate its interests rather than (or at the expense of) the interests of the issuer’s unaffiliated security holders.

U.S. Securities and Exchange Commission
November 22, 2024

As described under the section of the Proxy Statement entitled “Proposal 1: Adoption of the Merger Agreement—Background of the Merger,” the transaction process leading up to the Merger was overseen by the Barnes board of directors, with the assistance of Barnes’ external legal and financial advisors, and the Merger was unanimously approved by the Barnes board of directors (all but one of whom is an independent director). The Barnes board of directors carefully considered and engaged in arm’s-length negotiations with representatives of Apollo, Parent and Merger Sub in respect of the Merger.

Further, the holders of a majority of the shares of outstanding Barnes common stock must adopt the Merger Agreement as a condition to consummating the Merger. We note the Interpretative Release indicates that going-private transactions may have a “coercive effect,” because the “requirement [to obtain the vote of security holders] frequently proves to be a mere formality since the affiliates of the issuer may already hold the requisite percentage of securities for approval.” In this case, however, the Management Parties collectively hold beneficial ownership of less than 1% of Barnes’ common stock (the only class of voting securities outstanding).  Apollo, Parent and Merger Sub do not hold any Barnes equity securities, nor are there any voting agreements in place in connection with the Merger.  As a result, under these circumstances, there is no “coercive effect” that Exchange Act Rule 13e-3 was intended to address.

In addition, as noted above, there are no agreements among the Management Parties, on the one hand, and Apollo, Parent or Merger Sub, or their affiliates, on the other hand, with respect to “rollover” or similar arrangements with respect to any equity securities of Barnes held by the Management Parties and none of the Management Parties currently has an equity interest in Apollo, Parent or Merger Sub.  Further, no Management Parties serve, and the Company does not expect that the Management Parties will serve, on Parent’s board of directors or otherwise be in a position to control Parent or the Surviving Corporation following the Merger.

In short, as a result of the above factors and the lack of other relevant connections between Apollo, Parent or Merger Sub, on the one hand, and the Management Parties, on the other hand, we believe that the present circumstances are not ones in which management is “standing on both sides of the transaction.” (Release No. 34-17719).

Conclusion

Based on the foregoing analysis, we respectfully advise you of our view that Exchange Act Rule 13e-3 does not apply to the transaction.

* * * * * *

If you have any questions or comments regarding the foregoing, please do not hesitate to contact me at 212-403-1378 or BMRoth@wlrk.com.

U.S. Securities and Exchange Commission
November 22, 2024

Very truly yours, /s/ Benjamin M. Roth
Benjamin M. Roth

cc:
Jay B. Knoll, Barnes Group Inc.
Elina Tetelbaum, Wachtell, Lipton, Rosen & Katz
Justin Hamill, Latham & Watkins LLP
Rick Press, Latham & Watkins LLP
Michael Anastasio, Latham & Watkins LLP